U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File No.: 001-04192

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date:	November 10, 2022

Scully Royalty Ltd.

1 (844) 331 3343

info@scullyroyalty.com

SCULLY ROYALTY LTD. ANNOUNCES CASH DIVIDEND

HONG KONG (November 10, 2022) Scully Royalty Ltd. (the “Company”) (NYSE: SRL). The Company is pleased to announce that its board of directors has declared a cash dividend of C$0.21 (US$ 0.16) per common share pursuant to its cash dividend policy, which was implemented in connection with the Company's focus on enhancing shareholder value and maximizing earnings and dividends to its shareholders based upon its iron ore royalty.

The Company is pleased to announce the following details with respect to the fourth cash dividend of 2022:

•	The dividend of C$0.21 (US$0.16) per common share will be paid in US Dollars on December 6, 2022 to shareholders of record on November 22, 2022. The ex-dividend date will be November 21, 2022.

The declaration, timing and payment of future dividends will depend on, among other things, royalty payments received, the Company's financial and operating results.

Scully Royalty Ltd. Stakeholder Communications

Scully Royalty Ltd. management welcomes any questions you may have and looks forward to discussing this announcement with stakeholders. Further:

-	stakeholders are encouraged to read our entire annual report, which includes our audited financial statements and management's discussion and analysis, for the year ended December 31, 2021, for a greater understanding of our business and operations; and

-	direct any questions regarding the information in this news release to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.